Aceway Corp.

Ave. Aquilino De La Guardia y Calle 47, Ocean Business Plaza Building,

Suite 1604. Panama City, Panama

November 12, 2013

Re: Aceway Corp.

Registration Statement on Form S-1

Filed August 12, 2013

File No. 333-190547

Ms. Mara L. Ransom,

We write in response to the above comment letter.  We have numbered our responses in accordance with your comments.

1.       We have added the requested statement to the forepart of our prospectus.

2.       We have added the requested clarification in the amended prospectus.

3.       We have added the requested disclosure to this risk factor, but we do not believe that Mr. Espinoza currently owes a fiduciary duty to Cable & Wireless.  The risk factor and the disclosure on Page 27 consider the possibility that Mr. Espinoza may become involved with future business concerns, which may trigger this potential conflict.  Consequently, we have also amended the disclosure on Page 27.

4.       We have added the requested risk factor.

5.       We have added the requested clarification.

6.       We have clarified that the end customer will be responsible for the shipping cost from us to them.

7.       We did not commission any of these reports.  We used the data which we found in the following locations:

a.       http://www.alasnet.org/alas/images/documentos/estudio-170-e.pdf

b.      http://www.gfu.de/srv/easyedit/_ts_1366704026000/page:home/download/praesentationen/sl_1366633446959/args.link01/de_GfK%20Boyny%20IFA%20Press%20Conference%202013%20k.pdf

8.       We found this information in the same article as 7b. above.

9.       We have compared a number of the products offered by our suppliers with products of similar purpose and design on ebay as well as South American electronics sites and have found that we will be able to offer similar, and in most instances, lower prices than that of the current offerings.

10.   We have erased this statement.

11.   We have revised this statement to clarify that we were referring to fiduciary obligations Mr. Espinoza may have to future entities.  We do not believe that he owes a fiduciary duty to Cable & Wireless Panama as he is an employee and is not entrusted with any significant decision making or development tasks.  His employment with Cable & Wireless Panama does not contemplate any specific fiduciary duty.

ACEWAY CORP.

/s/ Armando Espinoza

Armando Espinoza

President